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                                                                   EXHIBIT 21(b)


                       [Letterhead of Cisco Systems, Inc.]



                                  June 12, 1998


To Our Shareholders:

               On June 10, 1998, your Board of Directors declared a dividend distribution of Preferred Stock Purchase Rights (the "Rights"). The Rights will be issued on June 22, 1998 to shareholders of record on that date. This letter and its attachment summarize certain key features of the Shareholder Rights Plan and the Board of Directors' reasons for adopting it. These documents should be kept with your common stock certificates.

               The Rights contain provisions that should, along with certain charter and by-law provisions and certain provisions of the California Corporations Code, help protect the shareholders of Cisco Systems, Inc. (the "Company") in the event of an unsolicited attempt to acquire the Company, including a gradual accumulation of shares in the open market, a partial or two-tier tender offer that does not treat all shareholders equally, a squeeze-out merger and other coercive or unfair takeover tactics. These tactics can unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares, and the Board of Directors does not believe these tactics are in the best interests of the Company's shareholders.

               Over 2,000 companies, including approximately 60% of the Fortune 500 companies, have issued similar rights to protect their shareholders against these tactics. We consider the Rights to be very valuable in protecting both your right to retain your equity investment in the Company and the full value of that investment, while not foreclosing a fair acquisition bid for the Company.

               Your Board of Directors was aware when it acted that some people have advanced arguments that securities of the sort we are issuing deter legitimate acquisition proposals. We carefully considered these views and concluded that the arguments are not well-founded and do not justify leaving shareholders without any protection during the coming years. Your Board of Directors believes that these Rights represent a sound and reasonable means of addressing complex issues of corporate governance and policy.

               The Rights are not intended to prevent an acquisition of the Company and will not do so. However, they should deter any attempt to acquire the Company in a manner or on terms not approved by the Board of Directors. The Rights may be redeemed by the Board of Directors at a price of $.001 per Right prior to the first public announcement of the accumulation, through open-market purchases, a tender offer or otherwise, of 15% or more of


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To Our Shareholders                                                       Page 2
June 12, 1998



the combined number of the Company's shares of Common Stock by a single acquiror or group. Thus, the Rights should not interfere with any merger or business combination approved by the Board of Directors prior to that time.

               Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share and will not change the way in which you can presently trade the Company's shares.

               The Rights will expire June 10, 2008, which should give the Company adequate time to determine whether any further protection is required.

               The Board of Directors has been advised by legal counsel for the Company that the distribution of the Rights will not be taxable to you or to the Company. However, shareholders may recognize taxable income upon the occurrence of certain subsequent taxable events.

               In declaring the Rights dividend, we have expressed our confidence in the future of the Company and our determination that you, our shareholders, be given every opportunity to participate in that future.


                                           On behalf of the
                                           Board of Directors


                                           /s/ JOHN T. CHAMBERS
                                           -------------------------------------
                                           John T. Chambers
                                           President and Chief Executive Officer